

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2024

Matthew Walsh
Chief Financial Officer
Organon & Co.
30 Hudson Street, Floor 33
Jersey City, New Jersey 07302

> **Re: Organon & Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-40235**

Dear Matthew Walsh:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences